Exhibit (a)(5)(xi)

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

MICHAEL KENT, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)	Case No. ______________
)
v.	)	JURY TRIAL DEMANDED
)
SPARK THERAPEUTICS, INC., STEVEN	)	CLASS ACTION
M. ALTSCHULER, LARS EKMAN,	)
KATHERINE A. HIGH, JEFFERY D.	)
MARRAZZO, ANAND MEHRA, VIN	)
MILANO, ROBERT J. PEREZ, ELLIOT	)
SIGAL, LOTA ZOTH, ROCHE HOLDINGS,	)
INC., and 022019 MERGER SUBSIDIARY	)
INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.            This action stems from a proposed transaction announced on February 25, 2019 (the “Proposed Transaction”), pursuant to which Spark Therapeutics, Inc. (“Spark” or the “Company”) will be acquired by Roche Holdings, Inc. (“Parent”) and 022019 Merger Subsidiary, Inc. (“Merger Sub,” and together with Parent, “Roche”).

2.            On February 22, 2019, Spark’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Roche. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to acquire all of Spark’s outstanding common stock for $114.50 per share in cash. The Tender Offer is set to expire on April 3, 2019.

3.            On March 7, 2019, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4.            The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5.            This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6.            This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.            Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8.            Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Spark common stock.

9.            Defendant Spark is a Delaware corporation and maintains its principal executive offices at 3737 Market Street, Suite 1300, Philadelphia, Pennsylvania 19104. Spark’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “ONCE.” Spark is a party to the Merger Agreement.

10.	Defendant Steven M. Altschuler is a director of the Company.

11.	Defendant Larks Ekman a director of the Company.

12.	Defendant Katherine A. High is a director of the Company.

13.	Defendant Jeffery D. Marrazzo is Chief Executive Officer and a director of the

Company.

14.	Defendant Anand Mehra is a director of the Company.

15.	Defendant Vin Milano is a director of the Company.

16.	Defendant Robert J. Perez is a director of the Company.

17.	Defendant Elliot Sigal is a director of the Company.

18.	Defendant Lota Zoth is a director of the Company.

19.	The defendants identified in paragraphs 10 through 18 are collectively referred to herein as the “Individual Defendants.”

20.	Defendant Parent is a Delaware corporation and a party to the Merger Agreement.

21.	Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

22.          Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Spark (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23.	This action is properly maintainable as a class action.

24.	The Class is so numerous that joinder of all members is impracticable. As of the close of business on February 20, 2019, there were approximately 39,971,302 shares of Spark common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

25.          Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

26.          Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27.          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

28.          Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

29.       Spark is a fully integrated, commercial company that discovers, develops, and delivers gene therapies.

30.          The Company challenges the inevitability of genetic diseases, including blindness, haemophilia, lysosomal storage disorders, and neurodegenerative diseases.

31.          Founded in March 2013, Spark’s investigational therapies have the potential to provide long-lasting effects, dramatically and positively changing the lives of patients with conditions where no, or only palliative, therapies exist.

32.          On February 22, 2019, Spark’s Board caused the Company to enter into the Merger Agreement with Roche.

33.          Pursuant to the terms of the Merger Agreement, Merger Sub commenced the Tender Offer to acquire all of Spark’s outstanding common stock for $114.50 per share in cash.

34.	According to the press release announcing the Proposed Transaction:

Roche (SIX: RO, ROG; OTCQX: RHHBY) and Spark Therapeutics, Inc. (NASDAQ: ONCE) today announced that they have entered into a definitive merger agreement for Roche to fully acquire Spark Therapeutics at a price of US$ 114.50 per share in an all-cash transaction. This corresponds to a total transaction value of approximately US$ 4.3 billion on a fully diluted basis. This price represents a premium of approximately 122% to Spark Therapeutics’ closing price on 22 February 2019 and a premium of approximately 19% to Spark Therapeutics’ 52 week high share price on 9 July 2018. The merger agreement has been unanimously approved by the boards of Spark Therapeutics and Roche.

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all outstanding shares of Spark Therapeutics common stock, and Spark Therapeutics will file a recommendation statement containing the unanimous recommendation of the Spark Therapeutics board that Spark Therapeutics’ shareholders tender their shares to Roche.

Spark Therapeutics, based in Philadelphia, Pennsylvania, is a fully integrated, commercial company committed to discovering, developing and delivering gene therapies for genetic diseases, including blindness, haemophilia, lysosomal storage disorders and neurodegenerative diseases.

Spark Therapeutics’ lead clinical asset is SPK-8011, a novel gene therapy for the treatment of haemophilia A, which is expected to start Phase 3 in 2019. Spark Therapeutics also has SPK-8016 in a phase 1/2 trial aimed at addressing the haemophilia A inhibitor population. Additionally, Spark Therapeutics was the first company to receive FDA approval for a gene therapy for a genetic disease in 2017.

LUXTURNA® (voretigene neparvovec-rzyl), a one-time gene therapy product indicated for the treatment of patients with confirmed biallelic RPE65 mutation-associated retinal dystrophy is currently marketed in the US by Spark Therapeutics. The European Commission granted marketing authorisation for LUXTURNA in 2018.

Spark Therapeutics’ additional clinical assets include: SPK-9001, an investigational gene therapy for the potential treatment of haemophilia B in Phase 3 and SPK-7001 for choroideremia in Phase 1/2. The company is also developing SPK-3006 for Pompe disease and SPK- 1001 for CLN2 disease (a form of Batten disease) which are expected to be ready for clinical development in 2019, as well as additional preclinical programmes for Huntington's disease and Stargardt disease. . . .

Terms of the Agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of Spark Therapeutics’ common stock at a price of US$ 114.50 per share in cash. The closing of the tender offer will be subject to a majority of Spark Therapeutics’ outstanding shares being tendered in the tender offer. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 114.50 per share through a second step merger. The closing of the transaction is expected to take place in the second quarter of 2019.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

35.          Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

36.          As set forth below, the Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

37.          The Solicitation Statement omits material information regarding the Company’s financial projections and the analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Centerview Partners LLC (“Centerview”).

38.          With respect to the Company’s financial projections, the Solicitation Statement fails to disclose, for each set of projections: (i) all line items used to calculate unlevered free cash flow; and (ii) a reconciliation of all non-GAAP to GAAP metrics.

39.          With respect to Centerview’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) all line items used to calculate unlevered free cash flow; (ii) the individual inputs and assumptions underlying the discount rates ranging from 11.0% to 13.0%; (iii)   the implied terminal value of the Company; (iv) the value of tax savings from usage of net operating losses and future losses; (v) the value of preclinical non-Luxturna / SPK-9001 / SPK-8011 / SPK-8016 /SPK-3006 / Huntington’s program pipeline; and (vi) the number of fully-diluted outstanding Company shares.

40.          With respect to Centerview’s Analyst Price Target Analysis, the Solicitation Statement fails to disclose: (i) the price targets observed by Centerview in the analysis; and (ii) the sources thereof.

41.          With respect to Centerview’s Premia Paid Analysis, the Solicitation Statement fails to disclose the premiums paid in the transactions observed by Centerview in the analysis.

42.          The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

43.          The Solicitation Statement also omits material information regarding potential conflicts of interest of the Company’s additional financial advisor, Cowen and Company, LLC (“Cowen”).

44.          The Solicitation Statement fails to disclose whether Cowen has performed past services for the parties to the Merger Agreement or their affiliates, as well as the timing and nature of such services and the amount of compensation Cowen received for such services.

45.          Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

46.          The omission of the above-referenced material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: The Solicitation or Recommendation.

47.          The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

48.	Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

49.	Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

50.       Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

51.       The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

52.       The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

53.          By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

54.          The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

55.          Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

56.	By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

57.          Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

58.	Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

59.	Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

60.	Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

61.       Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

62.          The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

63.          Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

64.          The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

65.	Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act Against the Individual Defendants and Roche)

66.	Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

67.          The Individual Defendants and Roche acted as controlling persons of Spark within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as directors of Spark and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

68.          Each of the Individual Defendants and Roche was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

69.          In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

70.          Roche also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

71.          By virtue of the foregoing, the Individual Defendants and Roche violated Section 20(a) of the 1934 Act.

72.          As set forth above, the Individual Defendants and Roche had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

73.          As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

74.	Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.           Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.            In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C.           Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D.           Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E.            Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.         Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: March 11, 2019		RIGRODSKY & LONG, P.A.
	By:	/s/ Gina M. Serra
OF COUNSEL:		Brian D. Long (#4347)
Gina M. Serra (#5387)
RM LAW, P.C.		300 Delaware Avenue, Suite 1220
Wilmington, DE 19801
Richard A. Maniskas		Telephone: (302) 295-5310
1055 Westlakes Drive, Suite 300		Facsimile: (302) 654-7530
Berwyn, PA 19312		Email: bdl@rl-legal.com
Telephone: (484) 324-6800		Email: gms@rl-legal.com
Facsimile: (484) 631-1305
Email: rm@maniskas.com		Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF

6. During the three years prior to the date of this Certification, Plaintiff has moved to serve as a representative party for a class in the following action filed under the federal securities laws: *Kuebler v. Vectren Corp.*, Case No. 3:18-cv-00113-RLY-MPB (S.D. Ind.).

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's *pro rata* share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 11th day of March, 2019.

Michael Kent

2

JS 44 (Rev. 06/17)	CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.)

I. (a) PLAINTIFFS

ELAINE WANG

(b)  County of Residence of First Listed Plaintiff  ______________________

(EXCEPT IN U.S. PLAINTIFF CASES)

(c)  Attorneys (Firm Name, Address, and Telephone Number)

Gina M. Serra, RIGRODSKY & LONG, P.A.

300 Delaware Avenue, Suite 1220, Wilmington, DE 19801

(302) 295-5310

DEFENDANTS

SPARK THERAPEUTICS, INC., STEVEN ALTSCHULER, LARS

EKMAN, KATHERINE HIGH, JEFFREY D. MARAZZO, ANAND

MEHRA, VIN MILANO, ROBERT J. PEREZ, ELLIOT SIGAL, et al.

County of Residence of First Listed Defendant  Philadelphia County, PA

(IN U.S. PLAINTIFF CASES ONLY)

NOTE:    IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

Attorneys (If Known)

JS 44 Reverse (Rev. 06/17)

INSTRUCTIONS FOR ATTORNEYS COMPLETING CIVIL COVER SHEET FORM JS 44

Authority For Civil Cover Sheet

The JS 44 civil cover sheet and the information contained herein neither replaces nor supplements the filings and service of pleading or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. Consequently, a civil cover sheet is submitted to the Clerk of Court for each civil complaint filed. The attorney filing a case should complete the form as follows:

I. (a)	Plaintiffs-Defendants. Enter names (last, first, middle initial) of plaintiff and defendant. If the plaintiff or defendant is a government agency, use only the full name or standard abbreviations. If the plaintiff or defendant is an official within a government agency, identify first the agency and then the official, giving both name and title.

(b)	County of Residence. For each civil case filed, except U.S. plaintiff cases, enter the name of the county where the first listed plaintiff resides at the time of filing. In U.S. plaintiff cases, enter the name of the county in which the first listed defendant resides at the time of filing. (NOTE: In land condemnation cases, the county of residence of the "defendant" is the location of the tract of land involved.)

(c)	Attorneys. Enter the firm name, address, telephone number, and attorney of record. If there are several attorneys, list them on an attachment, noting in this section "(see attachment)".

II.	Jurisdiction. The basis of jurisdiction is set forth under Rule 8(a), F.R.Cv.P., which requires that jurisdictions be shown in pleadings. Place an "X" in one of the boxes. If there is more than one basis of jurisdiction, precedence is given in the order shown below.

United States plaintiff. (1) Jurisdiction based on 28 U.S.C. 1345 and 1348. Suits by agencies and officers of the United States are included here. United States defendant. (2) When the plaintiff is suing the United States, its officers or agencies, place an "X" in this box.

Federal question. (3) This refers to suits under 28 U.S.C. 1331, where jurisdiction arises under the Constitution of the United States, an amendment to the Constitution, an act of Congress or a treaty of the United States. In cases where the U.S. is a party, the U.S. plaintiff or defendant code takes precedence, and box 1 or 2 should be marked.

Diversity of citizenship. (4) This refers to suits under 28 U.S.C. 1332, where parties are citizens of different states. When Box 4 is checked, the citizenship of the different parties must be checked. (See Section III below; NOTE: federal question actions take precedence over diversity cases.)

III.	Residence (citizenship) of Principal Parties. This section of the JS 44 is to be completed if diversity of citizenship was indicated above. Mark this section for each principal party.

IV.	Nature of Suit. Place an "X" in the appropriate box. If there are multiple nature of suit codes associated with the case, pick the nature of suit code that is most applicable. Click here for: Nature of Suit Code Descriptions.

V.	Origin. Place an "X" in one of the seven boxes.

Original Proceedings. (1) Cases which originate in the United States district courts.

Removed from State Court. (2) Proceedings initiated in state courts may be removed to the district courts under Title 28 U.S.C., Section 1441. When the petition for removal is granted, check this box.

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Reinstated or Reopened. (4) Check this box for cases reinstated or reopened in the district court. Use the reopening date as the filing date. Transferred from Another District. (5) For cases transferred under Title 28 U.S.C. Section 1404(a). Do not use this for within district transfers or multidistrict litigation transfers.

Multidistrict Litigation – Transfer. (6) Check this box when a multidistrict case is transferred into the district under authority of Title 28 U.S.C. Section 1407.

Multidistrict Litigation – Direct File. (8) Check this box when a multidistrict case is filed in the same district as the Master MDL docket. PLEASE NOTE THAT THERE IS NOT AN ORIGIN CODE 7. Origin Code 7 was used for historical records and is no longer relevant due to changes in statue.

VI.	Cause of Action. Report the civil statute directly related to the cause of action and give a brief description of the cause. Do not cite jurisdictional statutes unless diversity. Example: U.S. Civil Statute: 47 USC 553 Brief Description: Unauthorized reception of cable service

VII.	Requested in Complaint. Class Action. Place an "X" in this box if you are filing a class action under Rule 23, F.R.Cv.P. Demand. In this space enter the actual dollar amount being demanded or indicate other demand, such as a preliminary injunction. Jury Demand. Check the appropriate box to indicate whether or not a jury is being demanded.

VIII.	Related Cases. This section of the JS 44 is used to reference related pending cases, if any. If there are related pending cases, insert the docket numbers and the corresponding judge names for such cases.

Date and Attorney Signature. Date and sign the civil cover sheet.